MANUEL VILLAVERDE JR, Pharm.D., RPh.

Retail Pharmacy Operations Management

Professional Profile

- High-performing pharmacy operations supervisor with expertise in innovating and optimizing organizational processes, measurement systems, and infrastructure to maximize business results in workflow efficiency and service operations.
- Skilled strategist who transforms strategic plans into workable solutions and benchmarks performance against key operational targets and goals.
- Engaging leader with extensive scope of responsibility with proven success in delivering optimal results within high-growth environments through initiatives that exceed operational performance targets and yield measurable outcomes.
- Astute sense of talent identification, training and succession planning for strong pharmacy team leaders to optimize pharmaceutical care and service while integrating clinical pharmacy in the retail pharmacy setting.
- Effective communicater setting expectations regarding service, performance and quality assurance with multi-site teams, which are consistent with department and regional goals and objectives.

Areas of Expertise

- Strategic Planning and Leadership
- Organizational Design and Development
- Productivity and Efficiency Improvement
- Customer Satisfaction
- Multi-Store Operations
- Change Management
- Performance Management
- Continuous Improvement of Operational Processes/Standards

- Cross-Functional Team Leadership
- P&L Management
- Revenue Goal/Growth Attainment
- Financial Plan Development
- Communication
- Training and Leadership Development
- Problem Solving
- Decision Making

Professional Experience

District Pharmacy Supervisor
March 2015 - present
CVS Health: Area 12, Region 64, District 1 | Kendall, Homestead, Florida Keys, Fl.
Retail Pharmacy Operations

- Responsible for overseeing all components of 20 retail community pharmacy locations spreading over 150 miles in the southernmost area of Miami-Dade and Monroe counties.
- Lead, inspire and engage more than 275 direct employees of which 58 are registered pharmacists.
- Organize P&L management of a $121 million sales budget while balancing effective script to tech ratio budgets.
- Orchestrated two in depth inventory reduction initiatives rolled out to save the district over $2 million dollars in excess inventory and/or expired medications ensuring optimum performance.
- Developed 2 instrumental service and patient care initiatives by crossing boundaries with other field managers leading to a patient adherence outcomes of over 32% (+3% to budget) for due or past due medications as well 50% adherence for new medications.
- Managed project resources, progress, completion timeframes, and budget while exceeding key operational performance targets, with results that include:
  - +6% scripts to budget and +3% vs LY

- Over $50,000 YTD savings in excess inventory
- > 65% of stores excelling in service metrics
- >91% workflow efficiency
- 100% legal and regulatory compliance
- +2.6% with P&L responsibilities
- +95% Strongly Agree Engagement outcomes

Pharmacy Manager
August 2011 – March 2015
CVS Health: Area 12, Region 64, District 6, Store 3121, 554, 591 | Miami, Fl
Retail Pharmacy Operations

Led an integrated healthcare team that provides a multitude of clinical and customer based services including, but not limited to:
- Responsible for the integration and collaboration of pharmacy and front store team members in assisting patients on their path to better health.
- Entrusted with budgeting and allocating financial responsibilities congruent to standards and expectations.
  - YTD 2015: Outcome performance ranking
    - Ranked 2nd in District 6, 7th in Region 64 (125 stores), 18th in Area 12 (1102 store) and 581st in the company (7503 stores).
    - Store Owns Sales Scorecard: 4.0 rating
      - Scripts to Budget: +4.87%
- Accountable for building and developing of high performing pharmacy staff members for the future needs of CVS/Caremark.
  - Direct Reports
    - 3 full-time pharmacists
    - 5 full-time pharmacy technicians
    - 11 part-time pharmacy technicians

Education
Doctorate, Pharmacy Practice, Pharm.D.
August 2007 - May 2011
State University of New York at Buffalo | Buffalo, NY
Attended the State University of New York at Buffalo School of Pharmacy and Pharmaceutical Sciences for four years to earn the degree of Doctor of Pharmacy.

College Coursework Completed, Chemistry B.A & Biology B.A.
January 2003 - June 2007
Florida International University | Miami, FL
Attended Florida International University towards a dual degree with a Bachelors of Science in Chemistry and a Bachelors of Science in Biology.

Languages
Fluent: English and Spanish

References
Available upon request.